September 11, 2006

Mr. David Marshall
Chief Executive Officer
Santa Monica Media Corp.
9229 Sunset Boulevard, Suite 505
Los Angeles, CA 90069

> **Re:** **Santa Monica Media Corp.**
> **Amendment No. 6 to Registration Statement on**
> **Form S-1**
> **File No. 333-128384**
> **Filed August 22, 2006**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to prior comment three of our letter dated August 4, 2006. You respond that if you are seeking approval within 90 days of the 24 month expiration, you will also seek the approval of dissolution to avoid the need to send another proxy. If you were to seek such approval in month 19 of your search, it would appear that if the approval is not obtained you will also have to dissolve and liquidate since the extension is only for the transaction contemplated by the letter of intent. As such, why would you not also seek

approval for dissolution in that circumstance? Please advise or revise accordingly.

2.   We continue to note that three executive officers have agreed to pay the costs associated with dissolution and liquidation, "excluding any special, indirect or consequential costs." Please clearly explain this statement to explain specifically what is meant by "special, indirect, or consequential costs." Revise the disclosure to clearly state what costs are covered by the liquidation and what are not covered.

Summary Financial Data, page 12

3.   We note your response to prior comment 14 of our letter dated August 4, 2006. Please provide us with a schedule showing the calculation of each of the amounts presented in the "as-adjusted" column of your disclosure. Revise your disclosures as appropriate.

4.   As noted in prior comment six of our letter dated August 4, 2006, the amended unit purchase option does not explicitly state you have no obligation to settle the unit purchase option in the absence of an effective registration statement and the option can expire unexercised. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in EITF 00-19.

Risk Factors, page 13

5.   We note your response to prior comment nine of our letter dated August 4, 2006. We note that the indemnification provision only covers claims from vendors or a prospective target. In the appropriate section, please revise to define your use of the term "vendors" as it is a basis for establishing a limitation. Explain clearly those specific claims that would be covered and those claims that would not be covered by this provision. Please clarify if you are able to seek loans from third parties to supplement your non-trust proceeds and if such third parties are considered vendors. Also, revise to clarify if there are actions that could be taken by you would lead to a debt or liability that is not covered by the indemnification agreement.

6.   We note your supplemental response to prior comment 11 of our letter dated August 4, 2006 that the warrant agreement has been revised to provide that the private placement warrants and founders' warrants may not be exercised unless a registration statement is in effect. Please explain in greater detail this requirement and include the terms in the prospectus. For example, clarify whether you are referring to the registration of the resale or the registration of the exercise itself. Since the private placement warrants and the founders warrants were issued privately, they would be exercised privately and

therefore would not be eligible for registration of the exercise. Also, explain how the terms of the founders' warrants were able to be changed after their issuance. Was an amendment to the agreement with the founders entered into? We may have further comment.

Proposed Business, page 36

7.   We note the reference to the Time Warner sale of Warner Music Group. Please explain the relevance of this disclosure or remove. Also, provide the relevance of the list of transactions involving management and advisory board members or remove.

8.   We note your response to prior comment 22 of our letter dated August 4, 2006 that you will not pay any advisory board members. However, such initial shareholders are able to receive finders' fees from the target. It is not clear how there is a distinction in the substance of your arrangement. Assuming the finders' fees are paid post merger, would it not be paid by the resulting company of which you would be a part? The form may be different, but the substance would appear to be the same. Please revise accordingly.

9.   We also note your response to prior comment 12 of our letter dated August 24, 2006 that such existing stockholders are not affiliated with any certain types of companies and will not have a role in your business. Please revise to clarify if that means there is no possibility that you would engage in a business combination with a party related to any of your initial shareholders who are not officers or directors. Also, we note your response to prior comment 24 of our letter dated August 24, 2006. It is not clear why there are individuals who have received shares for nominal prices yet will not have a role in your business. If you are selling shares at less than $0.05 per share to raise initial funds please explain so; otherwise, please explain and identify the parties who received the shares in the appropriate section.

Underwriting, page 67

10.   We note the statement that after the units are released for sale to the public the underwriters may change the public offering price and other selling terms. Please revise, if true, to clarify that once the shares are purchased by the underwriters from the company and the underwriters are selling to the public the public offering price and other selling terms may be changed.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: David L. Ficksman, Esq.
        Fax: (310) 201-4746